FORM 8-A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF
SECURITIES PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934.

New RC, Inc.
(Exact name of registrant as specified in its charter)

Delaware   52-2297449
(State of Incorporation or   (I.R.S. Employer Identification no.)
Organization)

1900 Pennsylvania Ave., N.W.
Washington, D.C.
(202) 872-2000   20068
(Address of Principal Executive   (Zip Code)
Offices)

        If this form relates to the registration of a class of securities
pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), check the following box. [   ]

        If this form relates to the registration of a class of securities
pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A.(d), check the following box. [X]

        Securities Act registration statement file number to which this form
relates: 333-57042

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class   Name of each exchange on which
to be so registered   each class is to be registered

        N/A   N/A

        Securities to be registered pursuant to Section 12(g) of the Act:

                Common Stock, par value $.01 per share
                        (Title of Class)

Item 1.   Description of Registrant's Securities to be Registered.

The Registrant is applying for registration of its Common Stock, par value $.01 per share. The information required by this Item is incorporated herein by reference to the Registrant's Registration Statement on Form S-4 (File No. 333-57042) as filed with the Securities and Exchange Commission (the "Commission") on March 14, 2001, as amended on April 30, 2001; May 24, 2001 and May 30, 2001.

Item 2.   Exhibits.

(1)   Amended and Restated Certificate of Incorporation of New RC*

(2)   Amended and Restated Bylaws of New RC*

(3)   Agreement and Plan of Merger, dated as of February 9, 2001, among Potomac Electric Power Company, New RC, Inc. and Conectiv*

     *   Filed as an exhibit to the Registrant's Registration Statement on Form S-4, as amended, (File No. 333-57042) as filed with the Securities and Exchange Commission on March 14, 2001.

SIGNATURE

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

         NEW RC, INC.

Date: August 7, 2001   By: D. R. WRAASE
                Name: Dennis R. Wraase
                Title: President, Treasurer, Director